

June 26, 2012

Via E-mail
Ms. Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, IN 46240

      Re: **Duke Realty Corporation**
              Form 10-K for the Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 1-09044

Dear Ms. Kelly:

We have read your supplemental response letter dated June 6, 2012, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Key Performance Indicators, page 24

1.   We have considered your response to comment 3 in our letter dated May 8, 2012. In future Exchange Act periodic reports, please consider including Property NOI.   To the extent you continue to provide Property NOI elsewhere, please describe how you determine the properties that fall within the "same property" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

2.   We have considered your response to comment 4 in our letter dated May 8, 2012. Please confirm that in future Exchange Act periodic reports you will describe the extent to which your results have been impacted by a change in same property average rent rather than occupancy or other factors.

<u>Critical Accounting Policies</u>

<u>Cost Capitalization, page 35</u>

3.   We have considered your response to comment 8 in our letter dated May 8, 2012. In future Exchange Act periodic reports, please disclose separately the amounts of total overhead costs capitalized to development and leasing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

                                Sincerely,

                                /s/ Daniel L. Gordon

                                Daniel L. Gordon
                                Branch Chief